Home Equity Loan-Backed Term Notes, GMACM Series 2002-HE3
	Payment Date	10/25/2002

Servicing Certificate	Group 1
Beginning Pool Balance	412,096,214.36
Beginning PFA	130,824,388.64
Ending Pool Balance	510,996,534.23
Ending PFA Balance	31,924,068.77
Principal Collections	27,077,788.02
Principal Draws	27,270,735.15
Net Principal Collections	-
Active Loan Count	19,514

Interest Collections	1,939,501.13

Additional Mortgage Loans - Revolving Period	98,707,372.74
Additional Mortgage Loans - Due to Funding Event	0.00

Weighted Average Net Loan Rate	5.96900%
Substitution Adjustment Amount	0.00

Excess Cash	1,105,899.31

	Beginning	Ending				Interest	Security
Term Notes	Balance	Balance	Factor	Principal	Interest	Shortfalls	%	Coupon
Class A-1	210,000,000.00	210,000,000.00	1.0000000	0.00	336,656.25	0.00	38.87%	1.924%
Class A-2	158,000,000.00	158,000,000.00	1.0000000	0.00	258,560.42	0.00	29.25%	1.964%
Class A-3	172,206,000.00	172,206,000.00	1.0000000	0.00	300,463.59	0.00	31.88%	2.094%
Variable Pay Revolving Notes	2,714,603.00	2,714,603.00	1.0000000	0.00	4,713.80	0.00	0.50%	2.084%
Certificates	-	-	-	-	1,105,899.31	-	-	-

Beginning Overcollateralization Amount	0.00
Overcollateralization Amount Increase (Decrease)	0.00
Outstanding Overcollateralization Amount	0.00
Target Overcollateralization Amount	2,714,603.02

Credit Enhancement Draw Amount	0.00
Unreimbursed Prior Draws	0.00

			Number	Percent
	Balance		of Loans	of Balance
Delinquent Loans (30 Days)*	1,064,318.99		41	0.21%
Delinquent Loans (60 Days)*	174,716.00		5	0.03%
Delinquent Loans (90 Days)*	-		0	0.00%
Delinquent Loans (120 Days)*	-		0	0.00%
Delinquent Loans (150 Days)*	-		0	0.00%
Delinquent Loans (180+ Days)*	-		0	0.00%
REO	-		0	0.00%
Bankruptcy	-		0	0.00%
Foreclosures	-		0	0.00%

*Delinquency Figures Do Not include Bankruptcy, Foreclosure, and REO.

	Liquidation To-Date
Beginning Loss Amount	0.00
Current Month Loss Amount	0.00
Current Month Recoveries	0.00
Ending Loss Amount	0.00	0.00%

	Special Hazard		Fraud	Bankruptcy
Beginning Amount	0.00		0.00	0.00
Current Month Loss Amount	0.00		0.00	0.00
Ending Amount	-		-	-

Extraordinary Event Losses	0.00
Excess Loss Amounts	0.00

Capitalized Interest Account
Beginning Balance	222,055.11
Withdraw relating to Collection Period	0.00
Interest Earned (Zero, Paid to Funding Account)	0.00
To close Capitalized Interest Account - balance due GMAC Mortgage	0.00
Total Ending Capitalized Interest Account Balance as of Payment Date	222,055.11
Interest earned for Collection Period	236.69
Interest withdrawn related to prior Collection Period	32.55

Prefunding Account
Beginning Balance	130,824,388.64
Additional Purchases during Revolving Period	(98,707,372.74)
To adjust initial prefunding deposit amount	0.00
To close prefunding remaining balance due note holders	0.00
Excess of Draws over Principal Collections	(192,947.13)
Total Ending Balance as of Payment Date	31,924,068.77
Interest earned for Collection Period	120,847.61
Interest withdrawn related to prior Collection Period	19,987.28

Cuurent Month Repurchases Units	0
Cuurent Month Repurchases ($)	0

Bullet Termination Events	Yes/No
1) Term Notes have been downgraded below AAA/Aaa by S&P
and Moodys, respectively	No

2) Trust failed to receive advance of funds from VPRN holder
or failed to issue and sell an additional VPRN	No

3) Enhancer Default has occurred and is continuing	No

4-A) For 3 consecutive months, the average amount in the Funding
Account not used to purchase additional balances or subsequent mortgage loans is greater than 30% of the amount actually used to
purchase additional balances or subsequent transfer loans.	No

4-B) For 6 consecutive months, the average amount in the Funding
Account not used to purchase additional balances or subsequent mortgage loans is greater than 20% of the amount actually used to
purchase additional balances or subsequent transfer loans.	No

Funding Event	Yes/No
Reserve Sub-Account balance is more than $2,000,000, provided that the
Note Balance of the VPRN has been reduced to zero and the
Overcollateralization Target Amount has been met.	No